file 82-2783

PROCESSED

JAN 2 2 2008

THOMSON
FINANCIAL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation Capital Hires General Manager for Idaho Cobalt Project

Vancouver, B.C., January 8, 2008 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce the appointment of Mr. Guy Jeske as General Manager for the Underground Mine and Mill of the Company's Idaho Cobalt Project. Formation Capital is developing a primary cobalt mine in Lemhi County, Idaho, and is currently operating the Sunshine Hydrometallurgical Facility in Shoshone County, Idaho.

Mr. Jeske brings to Formation a wide range of operations and maintenance experience in mining, crushing, and milling and possesses strong business, environmental and management skills. He was most recently the Vice President and General Manager for the Rochester mine in Nevada owned and operated by Coeur d'Alene Mines Co. He has over 31 years of mine management and explosives industry experience, including 11 years with Cyprus Minerals including five years as Resident Manager of the Yellowstone Talc Mine near Ennis, Montana and two tours of service at Thompson Creek. He has a Bachelor of Science degree in geological engineering and holds Professional Engineer's licenses for mining engineering in both Nevada and Michigan.

Mr. Jeske will manage the development of the mine and mineral processing plant from final design through construction and operation. He will be responsible for directing daily operations and the implementation of goals, objectives, policies, procedures and work standards. Management is very pleased to welcome Mr. Jeske to the Formation Capital team.

Formation Capital's cobalt deposit is slated to provide the United States with cobalt concentrates and premium grade superalloy cobalt. Premium grade superalloy cobalt is necessary for construction of jet airplane engines, batteries for hybrid and electric cars, high temperature gas turbines, and batteries for computers and other high technology uses. It is estimated that the U.S. currently consumes approximately 20% of the world's cobalt and more importantly, approximately 60% of the high purity material, but does not have any domestic source of superalloy cobalt or cobalt concentrates. Approximately 80% of the world's premium superalloy cobalt supply is controlled by one privately owned Swiss company.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

08000228

SUPPL

For further information please contact:
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

COBALT ... THE ESSENTIAL ELEMENT

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